Exhibit 99.1

Weibo Announces Second Quarter 2025 Unaudited Financial Results

BEIJING, China – August 14, 2025 – Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

“We delivered solid performance this quarter,” said Gaofei Wang, CEO of Weibo. “On the user product front, we focused on the integration of social products and upgrade of recommendation system, which are aimed at improving user engagement and content consumption on the platform. On the AI technology application front, our user community of AI-powered intelligent search grew robustly, which further drove the increase of the overall search needs of users. On the monetization front, our advertising business exhibited solid trend this quarter, leveraging our strengths in new product launch marketing and our capability to capture advertising budget during the e-commerce season.”

Second Quarter 2025 Highlights

•	Net revenues were US$444.8 million, an increase of 2% year-over-year or an increase of 1% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were US$383.4 million, an increase of 2% year-over-year or an increase of 2% year-over-year on a constant currency basis [1].

•	Value-added services ("VAS") revenues were US$61.4 million, a decrease of 2% year-over-year or a decrease of 2% year-over-year on a constant currency basis [1].

•	Income from operations was US$145.6 million, an increase of 8% year-over-year, representing an operating margin of 33%.

•	Net income attributable to Weibo’s shareholders was US$125.7 million and diluted net income per share was US$0.48.

•	Non-GAAP income from operations was US$161.8 million, an increase of 3% year-over-year, representing a non-GAAP operating margin of 36%.

•	Non-GAAP net income attributable to Weibo’s shareholders was US$143.2 million and non-GAAP diluted net income per share was US$0.54.

•	Monthly active users ("MAUs") were 588 million in June 2025.

•	Average daily active users ("DAUs") were 261 million in June 2025.

[1] We define constant currency (non-GAAP) by assuming that the average exchange rate in the second quarter of 2025 was the same as it was in the second quarter of 2024, or RMB7.23=US$1.00.

Second Quarter 2025 Financial Results

For the second quarter of 2025, Weibo’s total net revenues were US$444.8 million, an increase of 2% compared to US$437.9 million for the same period last year.

Advertising and marketing revenues for the second quarter of 2025 were US$383.4 million, an increase of 2% compared to US$375.3 million for the same period last year. Advertising and marketing revenues excluding advertising revenues from Alibaba were US$347.6 million, an increase of 1% compared to US$342.9 million for the same period last year. Advertising and marketing revenues from Alibaba were US$35.7 million, an increase of 10% compared to US$32.4 million for the same period last year, mainly attributable to incremental marketing demand for the June 18 e-commerce festival.

VAS revenues for the second quarter of 2025 were US$61.4 million, a decrease of 2% compared to US$62.6 million for the same period last year.

Costs and expenses for the second quarter of 2025 totaled US$299.2 million, a decrease of 1% compared to US$302.5 million for the same period last year. The decrease mainly resulted from the decrease of general and administrative expenses year-over-year, partially offset by the increase in cost of revenues and product development expenses year-over-year. The decrease of general and administrative expenses was primarily due to the collection of an accounts receivable in the second quarter of 2025 which had previously been recognized as bad debt expenses and written off in the past period.

Income from operations for the second quarter of 2025 was US$145.6 million, an increase of 8% compared to US$135.4 million for the same period last year. Operating margin for the second quarter of 2025 was 33%, compared to 31% for the same period last year. Non-GAAP income from operations for the second quarter of 2025 was US$161.8 million, compared to US$157.6 million for the same period last year. Non-GAAP operating margin for the second quarter of 2025 was 36%, at similar level compared to the same period last year.

Non-operating income for the second quarter of 2025 was US$12.8 million, compared to US$11.4 million for the same period last year. Non-operating income for the second quarter of 2025 mainly included (i) net interest and other income of US$15.9 million; and (ii) investment related impairment of US$4.9 million, which was excluded under non-GAAP measures.

Income tax expenses for the second quarter of 2025 were US$31.7 million, compared to US$33.3 million for the same period last year.

Net income attributable to Weibo’s shareholders for the second quarter of 2025 was US$125.7 million, compared to US$111.9 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the second quarter of 2025 was US$0.48, compared to US$0.43 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the second quarter of 2025 was US$143.2 million, compared to US$126.3 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the second quarter of 2025 was US$0.54, compared to US$0.48 for the same period last year.

As of June 30, 2025, Weibo’s cash, cash equivalents and short-term investments totaled US$2.11 billion. For the second quarter of 2025, cash provided by operating activities was US$24.8 million, capital expenditures totaled US$17.6 million, and depreciation and amortization expenses amounted to US$14.8 million.

Conference Call

Weibo's management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on August 14, 2025 (or 7:00 PM to 8:00 PM Beijing Time on August 14, 2025) to present an overview of the Company's financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial-in and instructions will be provided in the confirmation email upon registering.

Participants Registration Link:

https://register-conf.media-server.com/register/BIca78327ff60c4790b7850d5dc2a37d25

Additionally, a live and archived webcast of this conference call will be available at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, net results of impairment and provision on investments, gain/loss on sale of investments and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans. Adjusted EBITDA represents non-GAAP net income attributable to Weibo’s shareholders before interest income/expense, net, income tax expenses/benefits, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. Weibo generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. We are continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Among other things, Weibo’s expected financial performance and strategic and operational plans, as described, without limitation, in quotations from management in this press release, contain forward-looking statements. Weibo may also make written or oral forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to sustain or grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual reports on Form 20-F and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2025	2024	2025
Net revenues:
Advertising and marketing	$375,277	$383,352	$714,228	$722,458
Value-added services	62,596	61,446	119,142	119,195
Net revenues	437,873	444,798	833,370	841,653

Costs and expenses:
Cost of revenues (1)	89,790	103,451	176,611	192,253
Sales and marketing (1)	114,232	109,747	217,859	205,557
Product development (1)	71,689	78,068	152,415	154,089
General and administrative (1)	26,777	7,962	51,363	33,874
Total costs and expenses	302,488	299,228	598,248	585,773
Income from operations	135,385	145,570	235,122	255,880

Non-operating income (loss):
Investment related income (loss), net	245	(3,112)	(4,725)	5,245
Interest and other income (loss), net	11,182	15,945	(7,429)	29,691
	11,427	12,833	(12,154)	34,936

Income before income tax expenses	146,812	158,403	222,968	290,816
Less: Income tax expenses	33,275	31,705	58,319	55,996

Net income	113,537	126,698	164,649	234,820
Less: Net income attributable to non-controlling interests	471	429	1,019	763
Accretion to redeemable non-controlling interests	1,135	584	2,261	1,408
Net income attributable to Weibo’s shareholders	$111,931	$125,685	$161,369	$232,649

Basic net income per share attributable to Weibo’s shareholders	$0.47	$0.53	$0.68	$0.98
Diluted net income per share attributable to Weibo’s shareholders	$0.43	$0.48	$0.63	$0.88
Shares used in computing basic net income per share attributable to Weibo’s shareholders	237,124	238,632	236,909	238,459
Shares used in computing diluted net income per share attributable to Weibo’s shareholders	265,086	268,346	264,365	267,429

(1) Stock-based compensation in each category:
Cost of revenues	$1,527	$980	$3,300	$2,219
Sales and marketing	3,211	2,234	7,034	5,163
Product development	8,293	5,340	18,731	12,180
General and administrative	4,176	3,465	9,154	7,504

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of
	December 31,	June 30,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	$1,890,632	$1,156,292
Short-term investments	459,852	952,876
Accounts receivable, net	339,754	376,540
Prepaid expenses and other current assets	348,774	339,402
Amount due from SINA(1)	452,769	452,953
Current assets subtotal	3,491,781	3,278,063

Property and equipment, net	215,034	280,622
Goodwill and intangible assets, net	272,004	268,159
Long-term investments	1,389,199	1,419,411
Other non-current assets	1,136,481	1,292,890
Total assets	$6,504,499	$6,539,145

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$158,435	$186,790
Accrued expenses and other current liabilities	652,369	582,521
Income tax payable	84,690	50,295
Deferred revenues	72,642	77,272
Current liabilities subtotal	968,136	896,878

Long-term liabilities:
Convertible senior notes	320,803	322,374
Unsecured senior notes	744,662	745,146
Long-term loans	795,311	797,144
Other long-term liabilities	96,701	101,895
Total liabilities	2,925,613	2,863,437

Redeemable non-controlling interests	45,103	25,817

Shareholders’ equity :
Weibo shareholders’ equity	3,482,771	3,597,121
Non-controlling interests	51,012	52,770
Total shareholders’ equity	3,533,783	3,649,891
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$6,504,499	$6,539,145

(1) Included short-term loans to and interest receivable from SINA of US$417.7 million as of December 31, 2024 and US$410.2 million as of June 30, 2025.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2025	2024	2025
Income from operations	$135,385	$145,570	$235,122	$255,880
Add: Stock-based compensation	17,207	12,019	38,219	27,066
Amortization of intangible assets resulting from business acquisitions	5,011	4,161	10,070	8,283
Non-GAAP income from operations	$157,603	$161,750	$283,411	$291,229

Net income attributable to Weibo’s shareholders	$111,931	$125,685	$161,369	$232,649
Add: Stock-based compensation	17,207	12,019	38,219	27,066
Amortization of intangible assets resulting from business acquisitions	5,011	4,161	10,070	8,283
Investment related gain/loss, net (1)	(245)	3,112	4,725	(5,245)
Non-GAAP to GAAP reconciling items on the share of equity method investments	(8,412)	(2,642)	16,946	(1,603)
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(435)	(578)	(871)	(1,070)
Tax effects on non-GAAP adjustments (2)	(1,082)	(485)	(2,185)	(1,219)
Amortization of issuance cost of convertible senior notes, unsecured senior notes and long-term loans	2,277	1,943	4,591	3,886
Non-GAAP net income attributable to Weibo’s shareholders	$126,252	$143,215	$232,864	$262,747

Non-GAAP diluted net income per share attributable to Weibo’s shareholders	$0.48 *	$0.54 *	$0.89 *	$0.99 *

Shares used in computing GAAP diluted net income per share attributable to Weibo’s shareholders	265,086	268,346	264,365	267,429
Shares used in computing non-GAAP diluted net income per share attributable to Weibo’s shareholders	265,086	268,346	264,365	267,429

Adjusted EBITDA:
Net income attributable to Weibo’s shareholders	$111,931	$125,685	$161,369	$232,649
Non-GAAP adjustments	14,321	17,530	71,495	30,098
Non-GAAP net income attributable to Weibo’s shareholders	126,252	143,215	232,864	262,747
Interest income, net	(9,410)	(10,098)	(18,561)	(24,084)
Income tax expenses	34,357	32,190	60,504	57,215
Depreciation expenses	9,169	10,363	18,586	19,512
Adjusted EBITDA	$160,368	$175,670	$293,393	$315,390

Net revenues	$437,873	$444,798	$833,370	$841,653

Non-GAAP operating margin	36%	36%	34%	35%

(1)	To adjust impairment and provision on investments, gain/loss on sale of investments and fair value change of investments.

(2)	To adjust the income tax effects of non-GAAP adjustments, which primarily related to amortization of intangible assets resulting from business acquisitions and fair value change of investments. Other non-GAAP adjustment items have no tax effect, because (i) they were recorded in entities established in tax free jurisdictions, or (ii) full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.

*	Net income attributable to Weibo’s shareholders is adjusted for interest expense of convertible senior notes for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2025	2024	2025
Net revenues
Advertising and marketing
Non-Ali advertisers	$342,868	$347,610	$659,268	$644,104
Alibaba	32,409	35,742	54,960	78,354
Subtotal	375,277	383,352	714,228	722,458

Value-added services	62,596	61,446	119,142	119,195
	$437,873	$444,798	$833,370	$841,653